EXX - Exxaro - News Release: Exxaro Awarded Additi **10 May 2007**

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EXX - Exxaro - News Release: Exxaro Awarded Additional Entitlement At RBCT
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

NEWS RELEASE: EXXARO AWARDED ADDITIONAL ENTITLEMENT AT RBCT

Diversified resources group Exxaro Resources Limited (Exxaro) welcomes today`s announcement by Richards Bay Coal Terminal (RBCT) that the group has been awarded 2,5 million tonnes (Mt) per annum of export entitlement through the RBCT subscription process.

This volume will become available on completion of RBCT`s Phase V expansion which will increase RBCT`s overall annual throughput capacity by 19Mt by the second quarter of 2009.

The additional 2,5Mt awarded today is in addition to the 0,8Mt per annum RBCT entitlement that Exxaro acquired following the merger with Eyesizwe Coal.

Also on completion of the RBCT expansion, Exxaro will receive a further 2Mt of export entitlement via the South Dunes Coal Terminal Company, resulting in Exxaro`s total entitlement increasing to 5,3Mt per annum.

"Exxaro needs increased, competitively priced entitlement at RBCT in order to match increasing production of export coal from our current and new mines. Our increased shareholding in RBCT is one of the essential requirements needed to facilitate Exxaro`s growth prospects and is very much aligned with our growth strategy," said Ernst Venter, executive general manager of Exxaro`s coal division.

"We now have a significant coal export business, one which will grow hand in hand with Exxaro`s strategy to become a major coal player in South Africa," said Dr Con Fauconnier, Exxaro`s chief executive officer.

Editor`s Notes:
Exxaro is a diversified resources group with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. Exxaro was formed through the re-listing on the JSE Limited of Kumba Resources in November 2006 as part of a major black economic empowerment transaction in which Kumba`s iron ore assets were unbundled and listed as Kumba Iron Ore, and the non-iron ore assets were merged with the assets of Eyesizwe Coal and re-listed as Exxaro. The Exxaro group is one of the largest suppliers of coal to Eskom, and is currently exporting some 2,5 million tonnes of coal through its limited entitlement at RBCT and the annual lease of additional entitlement. More information is available on www.exxaro.com.

Enquiries:
Ernst Venter
Executive General Manager: Exxaro Coal
Tel: +27 (0) 12 307 4322
Mobile: +27 (0) 83 609 1313
10 May 2006
Sponsor: JPMorgan
Date: 10/05/2007 16:33:15 Produced by the JSE SENS Department.





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EXX - Exxaro Resources Limited - Resignation of No **30 May 2007**

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EXX - Exxaro Resources Limited - Resignation of Non-Executive Director
Exxaro Resources Limited
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
30 May 2007
MSIMANG RESIGNS FROM EXXARO BOARD
Diversified resources group Exxaro Resources Limited (Exxaro) has announced that non-executive director Mavuso Msimang has resigned from the Exxaro Board effective from 28 May 2007.
The decision has been made by Mr Msimang following his appointment as Director-General at the Department of Home Affairs and the added responsibilities associated with this position. Mr Msimang had been a member of the Exxaro Board since 28 February 2007.
Exxaro extends its support for Mr Msimang in his new role at the Department of Home Affairs.
Editor`s Note:
Exxaro is a diversified resources group with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. www.exxaro.com
Enquiries:
Trevor Arran
Executive General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444
Sponsor: J.P.Morgan Equities Limited
Date: 30/05/2007 15:35:02 Produced by the JSE SENS Department.

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EXX - Exxaro Resources Limited - Strengthens its c **31 May 2007**

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EXX - Exxaro Resources Limited - Strengthens its coal export position at RBCT
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
NEWS RELEASE
EXXARO STRENGTHENS ITS COAL EXPORT POSITION AT RBCT
Diversified resources group Exxaro Resources Limited (Exxaro) today announced that the company has reached agreement with BHP Billiton Energy Coal South Africa Limited (BECSA) to purchase from BECSA one million tonnes per annum (Mtpa) export entitlement through the Richards Bay Coal Terminal (RBCT).
The rights accompanying this entitlement will become effective on 1 July 2007 and it is in addition to the 2,5Mtpa RBCT entitlement that Exxaro was awarded through RBCT`s recent subscription process and 0,8Mtpa acquired following the merger with Eyesizwe Coal.
On completion of the RBCT Phase V expansion scheduled by the second quarter of 2009, Exxaro will acquire a further 2Mtpa of export entitlement through the South Dunes Coal Terminal Company. This will result in Exxaro`s total entitlement increasing to 6,3Mtpa.
"Exxaro`s export entitlement at RBCT is aligned with our growth objectives that include obtaining a strong position in the export coal market. It matches increasing export production from our existing mines and new mines such as Inyanda and the Mafube JV," said Ernst Venter, executive general manager of Exxaro`s coal division.
ends
Editor`s Notes:
Exxaro is a diversified resources group with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. Exxaro was formed through the re-listing on the JSE Limited of Kumba Resources in November 2006 as part of an empowerment transaction in which Kumba`s iron ore assets were unbundled and listed as Kumba Iron Ore, and the non-iron ore assets were merged with the assets of Eyesizwe Coal and re-listed as Exxaro.
Exxaro is one of the largest suppliers of coal to Eskom, and is currently exporting some 2,5Mtpa of coal through its present entitlement at RBCT and the annual lease of additional entitlement.
The Inyanda open-pit mine is under construction near Witbank in Mpumalanga. Full production of 1Mtpa of A-grade thermal coal for the export market is expected to be reached during 2008.
The Mafube JV is a 50:50 joint venture between Exxaro and Anglo Coal, situated near Standerton in Mpumalanga. Construction of the Mafube expansion project is progressing well, with first product from this 3Mtpa open-pit mine expected in October 2007.
More information is available on www.exxaro.com.
Enquiries:
Ernst Venter
Executive General Manager: Exxaro Coal
Tel: +27 (0) 12 307 4322
Mobile: +27 (0) 83 609 1313
Trevor Arran
Executive General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444
31 May 2007
Sponsor: J.P.Morgan Equities Limited
Date: 31/05/2007 09:21:01 Produced by the JSE SENS Department.

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